Exhibit 99.1

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release September 17, 2013

HONG KONG, September 17, 2013 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its financial results for the fourth fiscal quarter and fiscal year ended June 30, 2013.1

Highlights of the Fourth Quarter and Fiscal Year Ended June 30, 20132

•	Revenue increased by 22.6% to RMB151.1 million (US$24.6 million) for Q4 FY2013, compared to RMB123.2 million a year ago. Revenue increased by 11.0% to RMB576.3 million (US$93.9 million) in FY2013, compared to RMB519.3 million a year ago.

•	Loss for the period was RMB13.0 million (US$2.1 million) for Q4 FY2013, compared to a loss of RMB8.5 million a year ago. Profit for the year increased by 8.1% to RMB153.1 million (US$25.0 million), compared to a profit of RMB141.7 million a year ago.

•	Adjusted profit for the period[3] (non-IFRS measure) decreased by 9.0% to RMB31.6 million (US$5.1 million) for Q4 FY2013, compared to RMB34.7 million a year ago. Adjusted profit for the year decreased by 12.5% to RMB166.8 million (US$27.2 million) in FY2013, compared to RMB190.7 million a year ago. A reconciliation of the adjusted profit for the period to (loss)/profit for the period determined in accordance with IFRS is set forth in Appendix V.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 28, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	On August 24, 2012, the Company’s board of directors approved a change in the Company’s fiscal year end from March 31 to June 30. Unless otherwise noted, the comparable period for the fourth quarter ended June 30, 2013 throughout this announcement is the three-month period ended June 30, 2012, while the comparable period for the twelve-month period ended June 30, 2013 throughout this announcement is the twelve-month period ended June 30, 2012.
[3]	Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

•	Adjusted EBITDA[4] (non-IFRS measure) increased by 0.2% to RMB56.2 million (US$9.2 million) for Q4 FY2013, compared to RMB56.1 million a year ago. Adjusted EBITBA decreased by 1.8% to RMB261.3 million (US$42.6 million) in FY2013, compared to RMB266.2 million a year ago. A reconciliation of the adjusted EBITDA to (loss)/profit for the period determined in accordance with IFRS is set forth in Appendix VI.

•	Basic and diluted loss per share were RMB0.59 cents (0.10 US cents) for Q4 FY2013. Basic and diluted loss per ADS[5] were RMB29.50 cents (4.81 US cents) for Q4 FY2013.

•	Basic and diluted earnings per share were RMB6.80 cents (1.11 US cents) for FY2013. Basic and diluted earnings per ADS were RMB340.00 cents (55.40 US cents) for FY2013.

•	Cash generated from operating activities increased by 105.3% to RMB109.5 million (US$17.8 million) for Q4 FY2013, compared to RMB53.4 million a year ago. Cash generated from operating activities increased by 0.5% to RMB259.0 million (US$42.2 million) in FY2013, compared to RMB257.5 million a year ago.

•	Revenue-per-mu decreased to RMB6,030 (US$982) for Q4 FY2013, compared to RMB6,129 a year ago. Revenue-per-mu decreased to RMB24,547 (US$4,000) in FY2013, compared to RMB25,296 a year ago.

•	Production output increased to 39,980 metric tons for Q4 FY2013, compared to 34,947 metric tons a year ago. Production output increased to 138,212 metric tons in FY2013, compared to 137,547 metric tons a year ago.

[4]	Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.
[5]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

•	For Q4 FY2013 revenue from solanaceous, leafy and cruciferous vegetables increased. For FY2013 our product mix shifted further towards solanaceous vegetables. Solanaceous vegetables sold to third parties in the PRC mainland represented 65% of total revenue in FY2013, compared to 61% of total revenue a year ago.

•	Average selling price (ASP) of vegetables sold to third parties in the PRC mainland increased by 6.8% to 3.76 RMB/kg for Q4 FY2013, compared to 3.52 RMB/kg a year ago. ASP of vegetables sold to third parties in the PRC mainland increased by 10.3% to 4.07 RMB/kg for FY2013, compared to 3.69 RMB/kg a year ago.

•	Total arable land as of June 30, 2013 was 29,382 mu (1,959 hectare), the same as of March 31, 2013, and an increase of 3,258 mu compared to June 30, 2012.

•	Total greenhouse area as of June 30, 2013 was 11,963 mu (798 hectare), representing an increase of 921 mu compared to March 31, 2013 and an increase of 3,048 mu compared to June 30, 2012.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Mr. Shing Yung Ma, the CEO of Le Gaga, commented, “Our performance in the fourth fiscal quarter and the fiscal year 2013 was affected by the overall slowdown of the Chinese economy and lower government spending, which resulted in significantly lower market prices during the winter months, as compared to the previous year. The milder weather in South China further contributed to lower market prices. Although production volume and product quality were in line with our expectations, the lower market prices resulted in lower revenue than initially expected. During fiscal year 2013 we upgraded our product mix and further focused on the off-season production of solanacous products.

Favorable weather allowed us to make progress on greenhouse construction and we added over 900 mu of greenhouses during the quarter. During the fiscal year 2013 we have spent much R&D effort on soil-less production systems. Following the completion of the solanaceous season in May, we have started the conversion of part of our greenhouse area to soil-less production. Although we did not add any new land during the quarter, we added over 3,000 mu of land during the fiscal year and our land expansion plans are on track.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “Despite lower market prices, we achieved higher average selling prices in the fourth fiscal quarter compared to the same three-month period last year. The higher selling prices were partly a result of better product mix, product quality and more spending on product packaging. Furthermore, fewer customers came to our farms to pick up the products, which resulted in more transportation incurred by the company, but passed on to customers through higher selling prices. These also resulted in higher packing as well as transportation costs as a percentage of revenue. Our focus on high value products, which typically have higher selling prices but lower volume, remains important because four of our major expenses, including labor, fertilizer, packing and transportation, are all proportionally related to production volume.

Our cost of goods sold increased year over year as a result of higher direct material costs such as fertilizers, higher labor costs due to wage inflation, higher depreciation due to more greenhouse coverage, and higher rental expenses as recently leased land with higher rents came into production during the quarter. A large negative net impact of biological assets fair value adjustment was recorded for the quarter. The negative net impact was due to the completion of the solanaceous production cycle, which resulted in a switch from high value solanaceous crops on our fields at the end of March to mostly low value leafy crops on our fields at the end of June. Our operating cash flow during the current quarter was higher compared to last year primarily due to the collection of trade receivables outstanding as at March 31, 2013.”

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Summary of Operating Data

	As of Jun 30, 2012	As of Mar 31, 2013	As of Jun 30, 2013
Arable land
- Operating land	20,110 mu	24,913 mu	25,213 mu
	(1,341 hectare)	(1,661 hectare)	(1,681 hectare)
- Land under construction or reserved (1)	6,014 mu	4,469 mu	4,169 mu
	(401 hectare)	(298 hectare)	(278 hectare)
- Total	26,124 mu	29,382 mu	29,382 mu
	(1,742 hectare)	(1,959 hectare)	(1,959 hectare)

Greenhouse area (2)
- Total	8,915 mu	11,042 mu	11,963 mu
	(594 hectare)	(736 hectare)	(798 hectare)

Greenhouse area as a percentage of
- Operating land	44.3%	44.3%	47.4%
- Total arable land	34.1%	37.6%	40.7%

	Three Months Ended June 30,		Twelve Months Ended June 30,
	2012	2013	2012	2013

Total production output (metric tons)	34,947	39,980	137,547	138,212
Production yield (metric tons per mu)	1.7	1.6	6.7	5.9
Revenue-per-mu (RMB)	6,129	6,030	25,296	24,547

(1)	Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of June 30, 2013, we had 3,470 mu of newly leased land and 699 mu of land which we plan to return.

(2)	As of June 30, 2012, there were 450 mu bamboo-made greenhouses and 8,465 mu steel-made greenhouses.

As of March 31, 2013, there were 450 mu bamboo-made greenhouses and 10,592 mu steel-made greenhouses.

As of June 30, 2013, there were 450 mu bamboo-made greenhouses and 11,513 mu steel-made greenhouses.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Financial Results for the Fourth Quarter and Fiscal Year Ended June 30, 2013

Revenue increased by 22.6% to RMB151.1 million (US$24.6 million) for Q4 FY2013, compared to RMB123.2 million a year ago. The increase in revenue was due to an increase in our land area, greenhouse area and open field utilization. Our average operating land increased 24.9% to 25,061 mu for Q4 FY2013, compared to 20,062 mu a year ago.

Revenue increased by 11.0% to RMB576.3 million (US$93.9 million) for FY2013, compared to RMB519.3 million a year ago. The increase in revenue was due to an increase in our land area, greenhouse area and open field utilization. Our average operating land increased 14.3% to 23,476 mu for FY2013, compared to 20,530 mu a year ago.

Our ASP for the quarter as well as for FY2013 increased due to (1) the upgrade in our product mix, (2) better product quality, (3) more spending on product packaging, (4) more transportation costs incurred and passed on to customers as fewer customers came to our farms to pick up the produce, which was partially off-set by (5) lower market prices. Our revenue per mu decreased slightly as the upgrade in product mix resulted in lower volume per mu.

	Three Months Ended June 30,				Twelve Months Ended June 30,
	2012		2013		2012		2013
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
PRC revenue[6]
Solanaceous	65%	3.88	57%	3.96	61%	4.41	65%	4.76
Leafy	29%	2.92	28%	3.51	25%	2.81	21%	3.17
Cruciferous	4%	3.19	13%	3.33	8%	2.93	11%	3.04
Others	1%	8.50	2%	6.88	1%	3.35	2%	4.72

Sub-total	99%	3.52	100%	3.76	95%	3.69	99%	4.07
Hong Kong revenue	1%		0%		5%		1%

Total	100%		100%		100%		100%

We primarily grow solanaceous vegetables (primarily peppers and tomatoes), green leafy and cruciferous vegetables during the period ended June 30. Solanaceous vegetables generally have a higher selling price per kg. In Q4 FY2013, more cruciferous vegetables were planted and sold to capture the high market prices. The production volume of solanaceous and leafy vegetables did not significantly change, compared to a year ago. For FY2013, our product mix shifted further towards solanaceous products compared to a year ago.

[6]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Cost of inventories sold increased by RMB19.8 million, or 18.3%, to RMB127.8 million (US$20.8 million) for Q4 FY2013, compared to RMB108.0 million a year ago. Cost of inventories sold increased by RMB37.1 million, or 8.1%, to RMB494.2 million (US$80.5 million) for FY2013, compared to RMB457.1 million a year ago.

Adjusted cost of inventories sold7 (non-IFRS measure) increased by RMB19.9 million, or 43.3%, to RMB65.9 million (US$10.7 million) for Q4 FY2013, compared to RMB46.0 million a year ago. Adjusted cost of inventories sold as a percentage of revenue increased from 37.3% for the three months ended June 30, 2012 to 43.6% for the three months ended June 30, 2013, primarily due to increased direct materials, labor and rental costs as well as higher depreciation charges, as a percentage of revenue.

Adjusted cost of inventories sold increased by RMB39.1 million, or 22.7%, to RMB211.1 million (US$34.4 million) for FY2013, compared to RMB172.0 million a year ago. Adjusted cost of inventories sold as a percentage of revenue increased from 33.1% for the twelve months ended June 30, 2012 to 36.6% for the twelve months ended June 30, 2013, primarily due to increased direct materials, labor, rental and overhead costs as well as higher depreciation charges, as a percentage of revenue.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

	Three Months Ended June 30,			Twelve Months Ended June 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$

Biological assets fair value adjustment included in cost of inventories sold	(61,963)	(61,835)	(10,075)	(285,137)	(283,170)	(46,138)

Changes in fair value less costs to sell of biological assets	22,964	18,219	2,969	273,728	277,504	45,215

Net impact of biological assets fair value adjustment	(38,999)	(43,616)	(7,106)	(11,409)	(5,666)	(923)

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

[7]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

A net loss of RMB43.6 million was recognized arising from biological assets fair value adjustment for Q4 FY2013, as compared to a net loss of RMB39.0 million recognized a year ago.

The net loss of RMB43.6 million for Q4 FY2013 primarily arose from the harvesting activities of solanaceous products. As we ended the solanaceous products season and most solanaceous products had been harvested, we switched from high value solanaceous crops on our fields at the end of March (the immediately preceding reporting period end) to mostly low value leafy crops on our fields at the end of June, resulting in a negative net impact.

The larger negative net impact for Q4 FY2013 compared to that of a year ago was primarily due to a lower expected volume of crops on our fields on June 30, 2013, when compared with that of June 30, 2012.

The net impact of biological assets fair value adjustment was a loss of RMB5.7 million for FY2013, primarily due to a lower expected volume of crops on our fields on June 30, 2013, when compared with that of June 30, 2012, primarily due to (1) our strategy of focusing more on the off-season (winter months) and less on the summer months and (2) an increase in land not in operation due to the conversion of part of our greenhouses to the soil-less production system. The smaller negative net impact for FY2013, compared to that of a year ago, was due to the effect from increasing seasonality leveling off as our business model focusing on off-season production has been progressively implemented.

Our packing expenses increased by RMB4.0 million, or 45.2%, to RMB12.9 million (US$2.1 million) for Q4 FY2013, compared to RMB8.9 million a year ago, primarily due to an increase of RMB4.4 million in packing materials consumed, as a result of (1) the increase in sales volume, (2) better packaging used to enhance the selling price, and (3) our effort to enhance our brand awareness.

Our packing expenses increased by RMB13.9 million, or 40.9%, to RMB47.8 million (US$7.8 million) for FY2013, compared to RMB33.9 million a year ago, primarily due to an increase of RMB15.2 million in packing materials consumed, as a result of (1) the increased production volume of solanaceous products, which require more packaging compared to leafy and cruciferous products, (2) better packaging used to enhance the selling price, and (3) our effort to enhance our brand awareness.

Our land preparation costs increased by RMB2.9 million, or 22.7%, to RMB15.8 million (US$2.6 million) for Q4 FY2013, compared to RMB12.9 million a year ago, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to longer construction period for new farms under construction.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Our land preparation costs increased by RMB12.6 million, or 29.0%, to RMB56.1 million (US$9.1 million) for FY2013, compared to RMB43.5 million a year ago, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to longer construction period for new farms under construction.

Our selling and distribution expenses increased by RMB5.9 million, or 90.5%, to RMB12.4 million (US$2.0 million) for Q4 FY2013, compared to RMB6.5 million a year ago, which was primarily due to the increase of RMB6.2 million in transportation costs, as a result of (1) higher transportation costs incurred by the company as fewer customers picked up the produce at our farms, (2) the increase in our production volume and, (3) increased fuel costs.

Our selling and distribution expenses increased by RMB13.1 million, or 44.2%, to RMB42.9 million (US$7.0 million) for FY2013, compared to RMB29.8 million a year ago, which was primarily due to the increase of RMB14.9 million in transportation costs, as a result of (1) the increase in sales of solanaceous products, which are shipped further away compared to leafy and cruciferous vegetables, (2) higher transportation costs incurred by the company as fewer customers picked up the produce at our farms, and (3) increased fuel costs.

Our administrative expenses decreased by RMB0.9 million, or 6.8%, to RMB12.3 million (US$2.0 million) for Q4 FY2013, compared to RMB13.2 million a year ago.

Our administrative expenses decreased by RMB12.7 million, or 22.1%, to RMB44.6 million (US$7.3 million) for FY2013, compared to RMB57.3 million a year ago, primarily due to (1) a decrease of RMB14.8 million in equity-settled share-based compensation and (2) a decrease of RMB1.6 million in travelling expenses. The decrease in administrative expenses is partially offset by an increase of RMB2.8 million in legal and professional fees.

As a result of the foregoing factors, the loss for Q4 FY2013 was RMB13.0 million (US$2.1 million), compared to a loss of RMB8.5 million a year ago. Profit for the year increased by RMB11.4 million, or 8.1%, to RMB153.1 million (US$25.0 million) for FY2013, compared to a profit of RMB141.7 million a year ago.

Adjusted profit for the period decreased by 9.0% to RMB31.6 million (US$5.1 million) for Q4 FY2013, compared to RMB34.7 million a year ago. Adjusted profit for the year decreased by 12.5% to RMB166.8 million (US$27.2 million) for FY2013, compared to RMB190.7 million a year ago.

Basic and diluted loss per share were RMB0.59 cents (0.10 US cents) for Q4 FY2013. Basic and diluted loss per ADS were RMB29.50 cents (4.81 US cents) for Q4 FY2013.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Basic and diluted earnings per share were RMB6.80 cents (1.11 US cents) for FY2013. Basic and diluted earnings per ADS were RMB340.00 cents (55.40 US cents) for FY2013.

Our operating cash inflow increased by RMB56.1 million, or 105.3%, to RMB109.5 million (US$17.8 million) for Q4 FY2013, compared to RMB53.4 million a year ago. The increase in cash inflow resulted primarily from an increase of RMB68.6 million in cash received, as a result of the collection of RMB93.0 million in trade receivables outstanding as at March 31, 2013.

Our operating cash inflow increased by RMB1.5 million, or 0.5%, to RMB259.0 million (US$42.2 million) for FY2013, compared to RMB257.5 million a year ago. The slight change in operating cash inflow is the offsetting effect of (1) an increase of RMB42.3 million in cash received from sales and (2) an increase of RMB40.8 million in cash paid for our cost of revenue and operating expenses, compared to last year.

Cash used in investing activities increased by RMB73.9 million, or 113.3%, to RMB139.1 million (US$22.7 million) for Q4 FY2013, compared to RMB65.2 million a year ago. The net cash outflow of RMB139.1 million in Q4 FY2013 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB140.9 million, which consisted of (1) payment of RMB102.3 million for agricultural infrastructure, including RMB43.6 million for the conversion to soil-less production, (2) payment for construction of greenhouses of RMB37.3 million, and (3) payment for land improvements of RMB1.3 million.

Cash used in investing activities increased by RMB131.2 million, or 45.2%, to RMB421.3 million (US$68.6 million) for FY2013, compared to RMB290.1 million a year ago. The net cash outflow of RMB421.3 million for FY2013 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB399.7 million, which consisted of (1) payment of RMB198.1 million for agricultural infrastructure, including RMB48.7 million for the conversion to soil-less production, (2) payment for construction of greenhouses of RMB150.9 million, and (3) payment for land improvements of RMB50.7 million.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Recent developments

Following the completion of the solanaceous season in May we have started the conversion of part of our greenhouse area to a soil-less production system. The key reasons for shifting to the soil-less system are:

(1) The increasing difficulty in finding farm land with unpolluted soil and a safe and reliable water supply in China;

(2) The increasing disease pressure in recent years due to ever more intensive farming methods around China;

(3) The increasing difficulty in finding skilled farm workers in China.

The soil-less system provides more control over the growing environment as well as the application of production inputs such as fertilizer, water and pesticide and helps to mitigate soil-borne disease and pollution issues. Furthermore, this system is less labor intensive compared to production in the soil. Lastly, the central government has commenced a series of R&D activities on soil-less production this year, as it is increasingly focusing on the environmental impact of farming as well as food safety issues. Thus, we believe that this is the future development of the agricultural industry in China.

Business Outlook for the Fiscal Year Ending June 30, 2014

For the fiscal year ending June 30, 2014, the Company expects lower revenue per mu as compared to the fiscal year ended June 30, 2013, due to operational disruption resulting from the conversion of a large area of our greenhouses to the soil-less production system. The Company estimates its revenue for the fiscal year ending June 30, 2014 to be between RM585 million and RMB625 million, representing a year over year growth rate of approximately 1.6% to 8.5% for the fiscal year ending June 30, 2014 from the fiscal year ended June 30, 2013. This forecast reflects the Company’s current and preliminary estimate, which is subject to change. See “Safe Harbor Statements” below.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Sep 17, 2013 (8:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 978 9970 (U.S. Toll Free)

•	+8008 0361 03 (China Toll Free)

•	+852 3027 5500 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3027 5520

•	Passcode: 135415#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Safe Harbor Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements typically are identified by the use of terms such as “may,” “could,” “would,” “will,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “outlook,” “on track,” “potential,” “expect,” “intend” and “future” or similar expressions, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other ‘‘forward-looking’’ information based on currently available information. Assumptions and other important factors could cause our actual results to differ materially from those anticipated in our forward-looking statements include, but not limited to: our ability to continue to lease farmland or forestland; the legality or validity of our leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for our products; risks attributable to our growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on off-season products, increasingly shifting our product mix to solanaceous products, and expanding our research and development capability; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; regulatory compliance, changes or action, including environmental and trade regulation, our ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; our susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business; the risk factors or uncertainties are listed from time to time in our filings with the Securities and Exchange Commission. Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Our forward-looking statements speak only as of the date made. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Information Related to Certain Non-IFRS measures

This press release contains the following financial measures that differ from the comparable measures under International Financial Reporting Standards (IFRS): adjusted cost of inventories sold, adjusted profit for the period and adjusted EBITDA. Reconciliations between those non-IFRS measures and the comparable IFRS measures are included elsewhere in this press release. While we believe these measures are useful for investors to assess our financial results, these non-IFRS measures should not be considered substitutes for the most directly comparable IFRS measures. Additional information concerning non-IFRS measures are included in our filings with the Securities and Exchange Commission that are available in the “Investors – SEC Filings” section of our website, www.legaga.com.hk.

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Le Gaga Fourth Quarter and Fiscal Year 2013 Earnings Release

September 17, 2013

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period is set forth in Appendix VI.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Income Statements

For the three months and twelve months ended June 30, 2012 and 2013

	Three Months Ended June 30,			Twelve Months Ended June 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	123,248	151,112	24,622	519,315	576,274	93,895

Cost of inventories sold	(107,983)	(127,769)	(20,818)	(457,087)	(494,235)	(80,528)
Changes in fair value less costs to sell related to
Crops harvested during the period	5,067	6,651	1,084	251,848	260,928	42,514
Growing crops on the farmland at the period end	17,897	11,568	1,885	21,880	16,576	2,701
Total changes in fair value less costs to sell of biological assets	22,964	18,219	2,969	273,728	277,504	45,215
Packing expenses	(8,913)	(12,942)	(2,109)	(33,887)	(47,754)	(7,781)
Land preparation costs	(12,887)	(15,807)	(2,576)	(43,472)	(56,078)	(9,137)
Other income	466	546	89	3,661	1,830	298
Research and development expenses	(2,291)	(3,612)	(589)	(9,321)	(13,283)	(2,164)
Selling and distribution expenses	(6,516)	(12,414)	(2,023)	(29,754)	(42,899)	(6,990)
Administrative expenses	(13,155)	(12,264)	(1,998)	(57,313)	(44,631)	(7,272)
Impairment losses on property, plant and equipment and prepayments	—	—	—	(14,823)	—	—
Other expenses	(132)	(254)	(41)	(2,550)	(797)	(130)

Results from operating activities	(5,199)	(15,185)	(2,474)	148,497	155,931	25,406
Finance income	909	3,397	553	8,556	8,382	1,366
Finance costs	(4,046)	(3,472)	(566)	(10,786)	(13,017)	(2,121)

Net finance (costs)/income	(3,137)	(75)	(13)	(2,230)	(4,635)	(755)
(Loss)/profit before taxation	(8,336)	(15,260)	(2,487)	146,267	151,296	24,651
Income tax (expense)/credit	(128)	2,225	363	(4,543)	1,840	300

(Loss)/profit for the period	(8,464)	(13,035)	(2,124)	141,724	153,136	24,951

(Loss)/earnings per share (in cents)
Basic	(0.37)	(0.59)	(0.10)	6.20	6.80	1.11

Diluted	(0.37)	(0.59)	(0.10)	6.12	6.80	1.11

Weighted average number of shares outstanding:
Basic	2,281,430,300	2,198,845,700		2,284,111,692	2,251,662,527

Diluted	2,281,430,300	2,198,845,700		2,314,312,815	2,252,439,907

(Loss)/earnings per ADS (in cents)
Basic	(18.50)	(29.50)	(4.81)	310.00	340.00	55.40

Diluted	(18.50)	(29.50)	(4.81)	306.00	340.00	55.40

Weighted average number of ADSs outstanding:
Basic	45,628,606	43,976,914		45,682,234	45,033,251

Diluted	45,628,606	43,976,914		46,286,256	45,048,798

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2012 and 2013

	June 30, 2012	June 30, 2013
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	700,245	1,049,311	170,970
Construction in progress	68,627	70,508	11,488
Lease prepayments	1,256	1,171	191
Long-term deposits and prepayments	163,494	166,916	27,197
Biological assets	7,833	12,439	2,027
Deferred tax assets	1,943	2,321	378

Total non-current assets	943,398	1,302,666	212,251

Current assets
Biological assets	30,709	26,268	4,280
Inventories	16,427	14,941	2,434
Trade and other receivables	64,566	84,558	13,776
Pledged bank deposits	—	45,065	7,343
Cash	504,506	305,487	49,775

Total current assets	616,208	476,319	77,608

Total assets	1,559,606	1,778,985	289,859

Equity
Capital	692,833	644,397	104,995
Reserves	742,820	908,126	147,966

Total equity	1,435,653	1,552,523	252,961

Non-current liabilities
Bank loans	61,998	—	—

Current liabilities
Bank loans	24,307	146,110	23,806
Trade and other payables	31,111	75,246	12,260
Current taxation	6,537	5,106	832

Total current liabilities	61,955	226,462	36,898

Total liabilities	123,953	226,462	36,898

Total equity and liabilities	1,559,606	1,778,985	289,859

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and twelve months ended June 30, 2012 and 2013

	Three Months Ended June 30,			Twelve Months Ended June 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
(Loss)/profit before taxation	(8,336)	(15,260)	(2,487)	146,267	151,296	24,651

Adjustments for:
Amortization of lease prepayments	14	14	2	75	56	9
Depreciation	18,065	26,718	4,353	68,621	91,647	14,933
Equity settled share-based transactions	4,192	1,011	165	22,778	7,999	1,303
Changes in fair value less costs to sell of biological assets	(22,964)	(18,219)	(2,969)	(273,728)	(277,504)	(45,215)
Interest income	(909)	(372)	(61)	(1,927)	(2,084)	(340)
Interest expense	2,792	3,472	566	10,786	13,017	2,121
Gain on disposal of a subsidiary	—	—	—	(1,309)	—	—
Net loss on disposal of property, plant and equipment and lease prepayments	79	17	3	2,159	21	3
Impairment losses:
- Property, plant and equipment	—	—	—	12,771	—	—
- Prepayments	—	—	—	2,052	—	—
Foreign exchange loss/(gain)	330	(2,910)	(473)	(5,974)	(5,529)	(900)

	(6,737)	(5,529)	(901)	(17,429)	(21,081)	(3,435)

Changes in current biological assets due to plantations	(37,627)	(51,553)	(8,400)	(159,097)	(206,499)	(33,646)
Changes in inventories, net of effect of harvested crops transferred to inventories	102,089	126,123	20,550	440,218	487,180	79,379
(Increase)/decrease in trade and other receivables	(4,724)	40,213	6,552	(20,135)	(19,914)	(3,245)
Decrease in long-term deposits and prepayments	3,192	2,422	395	7,720	11,451	1,866
(Decrease)/increase in trade and other payables	(2,842)	(2,136)	(348)	9,146	7,814	1,273

Cash generated from operations	53,351	109,540	17,848	260,423	258,951	42,192

Income tax paid	—	—	—	(2,881)	—	—

Net cash generated from operating activities	53,351	109,540	17,848	257,542	258,951	42,192

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and twelve months ended June 30, 2012 and 2013

	Three Months Ended June 30,			Twelve Months Ended June 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	909	372	61	1,927	2,084	340
Plantations of non-current biological assets	(480)	(525)	(86)	(1,618)	(1,856)	(302)
Payment for the purchase of property, plant and equipment	(4,746)	(8,061)	(1,313)	(7,792)	(21,878)	(3,565)
Payment for construction in progress and prepayments for construction works	(60,904)	(140,880)	(22,954)	(290,706)	(399,657)	(65,118)
Net cash inflow of disposal of a subsidiary	—	—	—	3,737	—	—
Proceeds from disposal of property, plant and equipment and lease prepayments	—	—	—	4,331	—	—
Decrease in pledged bank deposits related to construction work	—	10,000	1,629	—	—	—

Net cash used in investing activities	(65,221)	(139,094)	(22,663)	(290,121)	(421,307)	(68,645)

Financing activities
Interest paid	(5,305)	(6,455)	(1,052)	(10,448)	(13,238)	(2,157)
Proceeds from bank loans	—	78,492	12,789	10,000	113,492	18,492
Repayments of bank loan	—	(42,011)	(6,845)	—	(52,011)	(8,474)
Increase in pledged bank deposits related to financing	—	(45,065)	(7,343)	—	(45,065)	(7,343)
Proceeds from exercise of share options	—	—	—	3,161	—	—
Payment for repurchase of shares	—	(6,280)	(1,023)	(10,185)	(37,923)	(6,179)

Net cash used in financing activities	(5,305)	(21,319)	(3,474)	(7,472)	(34,745)	(5,661)

Net decrease in cash	(17,175)	(50,873)	(8,289)	(40,051)	(197,101)	(32,114)

Cash at beginning of the period	520,475	357,214	58,203	551,491	504,506	82,202

Effect of foreign exchange rate changes	1,206	(854)	(139)	(6,934)	(1,918)	(313)

Cash at June 30	504,506	305,487	49,775	504,506	305,487	49,775

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the three months and twelve months ended June 30, 2012 and 2013

	Three Months Ended June 30,			Twelve Months Ended June 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(107,983)	(127,769)	(20,818)	(457,087)	(494,235)	(80,528)
Less: biological assets fair value adjustment	61,963	61,835	10,075	285,137	283,170	46,138

Adjusted cost of inventories sold	(46,020)	(65,934)	(10,743)	(171,950)	(211,065)	(34,390)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period to (loss)/profit for the period

For the three months and twelve months ended June 30, 2012 and 2013

	Three Months Ended June 30,			Twelve Months Ended June 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
(Loss)/profit for the period	(8,464)	(13,035)	(2,124)	141,724	153,136	24,951

Add:
Non-cash share-based compensation	4,192	1,011	165	22,778	7,999	1,303
Impairment losses from property, plant and equipment and prepayments	—	—	—	14,823	—	—
Net impact of biological assets fair value adjustment	38,999	43,616	7,106	11,409	5,666	923

Adjusted profit for the period	34,727	31,592	5,147	190,734	166,801	27,177

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to (loss)/profit for the period

For the three months and twelve months ended June 30, 2012 and 2013

	Three Months Ended June 30,			Twelve Months Ended June 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
(Loss)/profit for the period	(8,464)	(13,035)	(2,124)	141,724	153,136	24,951
Add:
Amortization of lease prepayments	14	14	2	75	56	9
Depreciation	18,065	26,718	4,353	68,621	91,647	14,933
Finance costs	4,046	3,472	566	10,786	13,017	2,121
Income tax expense	128	(2,225)	(363)	4,543	(1,840)	(300)
Non-cash share-based compensation	4,192	1,011	165	22,778	7,999	1,303
Impairment losses from property, plant and equipment and prepayments	—	—	—	14,823	—	—
Biological assets fair value adjustment included in cost of inventories sold	61,963	61,835	10,075	285,137	283,170	46,138
Less:
Finance income	(909)	(3,397)	(553)	(8,556)	(8,382)	(1,366)
Changes in fair value less costs to sell of biological assets	(22,964)	(18,219)	(2,969)	(273,728)	(277,504)	(45,215)

Adjusted EBITDA	56,071	56,174	9,152	266,203	261,299	42,574